Form 10-K, Exhibit 13
period 1994-06-30
WATTS INDUSTRIES INC
filed 1994-09-26
CIK 795403

WATTS INDUSTRIES, Inc.


(FRONT COVER GRAPHICS: Pictures of valves)


ANNUAL REPORT
- - -------------
    1994


(LOGO)

(INSIDE FRONT COVER)

(Descriptions of valves on front cover)

Contromatics
Actuated
Butterfly Valve

KF Industries
Top Entry Valve

Circle Seal Controls
Motor Operated Valve

Leslie Controls
Aeroflow(TM)
Control Valve

Henry Pratt Company
Butterfly Valve

Watts Regulator Company
Water Pressure
Reducing Valve

KF Industries
Three-Way Trunnion
Ball Valve

Spence Engineering
Company
Steam Pressure
Reducing
Valve

Watts ACV
Automatic Control Valve

Watts Regulator Company
Actuated
Ball Valve

Watts Regulator Company
Backflow Preventer



ANNUAL REPORT
- - -------------
    1994

                                       Watts Industries, Inc. Annual Report 1994

                                                                            Page
                            Long Term Growth ..................................2
                            To Our Shareholders ...............................3
                            Operational Strategy ..............................4
                            Industrial and Oil & Gas ..........................5
                            Plumbing & Heating and
                            Water Quality ...................................6-7
                            Municipal Water ...................................8
                            Steam .............................................9
                            Consolidated Financial Statements ................10
                            Report of Independent Auditors ...................10
                            Management's Discussion .......................22-25
                            Quarterly Information ............................25
                            Fifteen Year Financial Summary ................26-27
                            Acquisitions .....................................28
                            Directors and Officers ............Inside back cover




                                                    A LEADER IN VALVE TECHNOLOGY
                                                                        WATTS(R)
                                                                INDUSTRIES, INC.
                                                                      SINCE 1874

Watts Industries: Committed to the achievement of sustained long-term growth. (Fifteen year history)



[Graph of Net Sales showing a Compounded Annual Growth Rate of 17%]



[Graph of Net Income showing a Compounded Annual Growth Rate of 19%]



[Graph of Stockholders' Equity showing a Compounded Annual Growth Rate of 20%]

To Our Shareholders

   Watts achieved yet another record year for both sales and earnings. This performance marked the 18th consecutive year of increased sales and 17th of 18 years of record net income.

   Net sales for Fiscal 1994 increased 11% to $519 million and net income increased 50% to $41 million. Excluding the unusual charges and the cumulative effect of the tax accounting change in Fiscal 1993, net income increased 18% and the fully diluted earnings per share were $1.38 versus $1.16 last year.

   Acquisition activity included two Canadian-based manufacturers of traps and drains for commercial, industrial, and institutional construction. Ancon and Enpoco were acquired during the first half of Fiscal 1994. With combined annual sales of approximately $12 million, these companies have a significant share of the Canadian market and will add strong product lines to our domestic plumbing product range during Fiscal 1995.

   Many weeks were devoted to business trips to Asia to explore the region's unfolding growth markets, including China. The first tangible result of these efforts was the commencement on September 1st of a joint venture with the Tianjin Tanggu Valve Plant of the People's Republic of China, in which Watts has a 60% controlling investment. Tanggu, an established ISO 9001 certified manufacturer, sells its butterfly, globe, and check valves to 29 provinces and autonomous regions in China and exports to the United States, Europe, Australia, and Southeast Asia. We expect there will be further joint ventures in China during Fiscal 1995. In addition to water and industrial, our focus will be on the valve markets for oil and gas, power generation, and central steam heating.

   Sales were flat in Europe owing to the recession which continued throughout Fiscal 1994. Some of the impact of the recession was offset by the rebuilding of former East Germany, and the developing markets of Poland, Czech Republic, Hungary, Slovakia, and other emerging Eastern European markets. Our consolidation of the acquired companies and product lines resulted in an operating profit of 14%. Any increase in sales volume during Fiscal 1995 should have a meaningful impact upon operating earnings because of the leverage now established.

   Europe continues to be an area of opportunity for growth by acquisition. Watts will also continue to explore the world markets for joint ventures and acquisitions. Our near-term Corporate objective is to increase international business as a percent of total sales. International sales, including Canada, increased as a percent of sales from 23% in Fiscal 1993 to 29% during 1994.

   Domestically, our growth was led by the Watts Regulator Company and its water-oriented Plumbing and Heating, Water Quality (backflow preventers), and OEM Divisions. The sales for these divisions increased by 10% from $150 million in Fiscal 1993 to $165 million in Fiscal 1994. A return to some normalization within their traditional markets, including a strong rebound in residential construction, helped these divisions in their record performance.

   Strong sales growth was also experienced within the oil and gas segment led by KF Industries. KF's sales increased by 14% from $57 million in Fiscal 1993 to $65 million in Fiscal 1994. This increase was derived primarily from a strong international market, especially in gas transmission pipeline projects.

   On July 28, 1994, Watts announced the acquisition of Jameco Industries, a domestic manufacturer of valves and plumbing hardware sold through wholesale plumbing and heating distribution and to the DIY (do-it-yourself) market. Jameco, with sales of $56 million for the twelve months ending June 30, 1994, represents one of our largest acquisitions to date. Its complementary fit with the Watts Regulator Plumbing and Heating Division should enhance both companies in presenting one of the largest arrays of plumbing products available to the U.S. market.

   We remain committed to our goal of double-digit growth with the ambitious objective of reaching $1 billion in sales by the end of the decade. Including the latest acquisitions, we expect our sales will exceed $600 million in Fiscal 1995. With more financial resources allocated to new product development, the prospect of improving markets for more of our business segments, and our ongoing acquisition search, we are optimistic about future growth prospects.

[Signature of Timothy P. Horne]

Timothy P. Horne
Chairman of the Board, President,
and Chief Executive Officer

[Photograph of Timothy P. Horne]

Operational
Strategy

   During the past ten years, Watts has embarked on an aggressive growth plan resulting in acquisitions of 28 valve companies that represented more than 60% of our sales during Fiscal 1994. In doing so, we have diversified the company into new valve markets and added important product lines. Our sales have grown at a compounded growth rate of 17% during this period as each year set new sales records for the company.

   Our ability to successfully grow at this pace can be attributed to a number of factors, but primarily to our commitment and focus on what we know best - the valve industry. Having achieved a milestone of over $500 million in sales, our next objective is to double our size within the next five years. During Fiscal 1994, we dedicated ourselves to setting the stage for this growth through a series of measures:

[Photograph of David A. Bloss, Sr., Executive Vice President]

   1. Organized businesses according to markets served: Within the United States, we have organized our independently-operated businesses into four strategic groups focused on major valve markets: Plumbing & Heating and Water Quality, Municipal Water, Industrial and Oil & Gas, and Steam. This alignment will allow us to offer extensive product lines and capitalize on economies of scale to achieve greater market share and profitability.

   2. Expanded our international scope to Asia: To achieve global market participation, we are positioning ourselves for the tremendous growth that is expected in the Asian markets. Our initial focus is the People's Republic of China where significant capital expenditures are anticipated to develop its domestic infrastructure. Our objective is to leverage our valve technology and manufacturing expertise by joint ventures with manufacturers in China who serve the region's valve markets for municipal water, oil and gas, and steam applications.

   3. New product development: During Fiscal 1994, we directed substantial capital and human resources to new product development. A key initiative was the formation of teams within our businesses to identify, engineer and commercialize new products to strengthen our position in our target markets.

   4. Improved employee development and communication: "Developing tomorrow's leaders today" is a pervasive theme in our efforts to create an organizational environment that supports our growth objectives. During the past year, we have organized employee work-group sessions to inspire creativity and develop key leadership skills. These ongoing sessions are also designed to promote information sharing between business units to identify opportunities to improve sales and operating performance. We have already seen tangible results.

[Photograph of Kenneth J. McAvoy, Chief Financial Officer and Executive Vice President of European Operations]

   We believe that these strategic moves will assist us in our efforts to achieve our $1 billion sales objective by the end of this decade. The following pages describe how we are addressing each of our major market segments and identify the significant activities of the past year.

- - --------------------------------------------------------------------------------

      Tianjin
       Tanggu
        Valve   [Photo of Business License               [Photos]
      Company   of the Joint Venture]
        Joint                           Tianjin Tanggu Watts Valve Company, Ltd.
      Venture

Industrial and
Oil & Gas

   Watts' oil and gas companies supply valves to the major independent petroleum and natural gas production companies worldwide, while the Watts Regulator Industrial Division supplies valves to the domestic markets for petrochemical, process control, severe service, and fugitive emission control. The Industrial and Oil & Gas Group supplies a comprehensive line of valves to its market, including ball valves, check valves, butterfly valves and needle valves.

   Building on their strength of having one of the broadest product lines, the oil and gas companies and the Industrial Division have consolidated most of their domestic field sales representation. This allows the Group to offer a more complete valve package to its customers. The integrated marketing effort is more efficient and less costly than the prior system, and eliminates the potential for confusion and overlap at the distributor and end-user levels.

   Domestic demand for industrial valves was comparable to last year. However, earnings for the Industrial Division grew as cost reduction efforts, product consolidations and a greater emphasis on engineered products improved margins. Domestic chemical and petrochemical companies are shifting their capital investment projects to offshore locations, primarily to be closer to raw material extraction sites. Therefore, we are targeting sales and marketing efforts to become a more significant participant in valve purchases for international projects during Fiscal 1995. Operating the Industrial Division and oil and gas companies as one group with coordinated distribution for the two market segments provides an efficient and expedient method of delivering Watts' valves to the changing world markets.

   Domestic demand for oil and gas products increased moderately during the fiscal year, while international results, reflecting the ever more global economy, showed robust growth. KF Industries actively marketed overseas and supported these efforts with a strong new product development program and rapid deliveries. Overall, the oil and gas business enjoyed strong growth in sales and earnings.

   During the year, the Group leveraged its resources by opening a new valve automation and repair center in Houston, Texas, to provide distributors and end users with factory-authorized automation and repair of quarter-turn valve products. Automation and repair will strengthen Watts' competitive position in the domestic and international marketplace. Furthermore, the Group has established regional offices in Singapore and London and is focusing its attention on developing joint ventures in China, Indonesia and Venezuela during the coming year.

[Photograph  of Alfred S. Schommer,  Group Vice  President  Industrial and Oil &
Gas]

   Allied with our Industrial Division is Circle Seal Controls, Inc., which supplies valves to the aerospace, industrial and cryogenic markets.

- - --------------------------------------------------------------------------------

[Photo]                                                     [Photo of a valve]
KF Industries, Inc.
Oklahoma City, OK

                    [Pie Graph Showing Percentages of
                    Oil & Gas (13%) and Industrial (12.4%)
                    in the Industrial, Oil & Gas Market]

[Photo]
Watts Regulator Industrial Division
Milford, NH

Plumbing & Heating
and Water Quality

   Watts serves the Plumbing and Heating and Water Quality markets with a comprehensive line of valve products. These include temperature and pressure relief valves for water heaters, water pressure reducing valves to regulate water pressures within the home and high-rise buildings, and backflow preventers to protect potable water systems from the potential hazard of water backflowing from contaminated sources downstream. The application of these products is generally enforced by strict national and regional plumbing codes and, in the case of backflow preventers, is supported by federal legislation such as the Safe Drinking Water Act of 1974.

   Watts manufactures many other speciality and commodity products for these markets including temperature control valves, ball valves, pipeline strainers, hydronic heating specialities, electric motorized valves, thermal expansion tanks, and other plumbing and heating products to provide customers with the broadest range of valves and assemblies. Watts' customer base includes over 6,000 plumbing and heating wholesalers who resell to mechanical contractors and installing plumbers. Watts' wholesalers have the advantage of buying a full product range from a single source.

[Photo of Kevin R. Sweeney, Executive Vice President, Water Products Division and Paul A. Lacourciere, Executive Vice President, Watts Regulator Company]

   Domestic demand for plumbing and heating and water quality valves increased significantly during the year owing primarily to the resurgence of residential housing construction. Sales of water quality valves, namely backflow preventers, also increased for the first time in three years as their principal market, commercial construction, finally tempered its decline, and there was more stringent enforcement of the plumbing codes governing the installation of these products.

   We also expanded sales to original equipment manufacturers (OEMs). Standard catalog products were augmented with valves custom designed to the exacting specifications of individual OEM requirements, thereby stimulating a sales increase for this division of nearly 20%.

   The replacement demand for Watts' products has consistently offset some of the impact of interest-rate-sensitive construction cycles. Watts estimates that approximately 40% of sales derived from these markets are replacement driven. With market leadership for its principal valves and an installed base in excess of 100 million valves, Watts' prospects for increasing replacement business are excellent.

[Photo of Ernest E. Elliott, Vice President, Watts Products Division]

   The flagship company serving these markets is the Watts Regulator Company, founded in 1874. Its seven domestic manufacturing plants produce over 65,000 valves per day, providing all of the benefits of high volume manufacturing including significant purchasing power.

- - --------------------------------------------------------------------------------

[Photos of valves]

[Pie Graph Showing Percentages of Plumbing & Heating (34%) and Water Quality (12.5%) in the Plumbing & Heating and Water Quality Markets]


[Photo]                                      [Photo]
Franklin, NH facility                        Spindale, NC facility


[Photo]                                      [Photo]
Canaan, NH facility                          Chesnee, SC facility

   The European counterpart of Watts Regulator is Intermes, S.p.A., headquartered in Italy. Intermes has an extensive range of valve products to satisfy the demands of diverse wholesaler requirements in the major European markets, including Germany, France, Italy, Holland, the Benelux countries, Spain, Portugal, and, more recently, Eastern European countries as well. Most of the Intermes product range mirrors the valve products produced by Watts Regulator, except the Intermes products are custom designed for the European market requirements since product styling and performance characteristics generally differ from those of the United States.

[Photo of Jean-Marc Sassier, Managing Director, Watts Industries Europe]

   Watts SFR in France and Watts Ocean in Holland augment the Intermes line with relief valves, pressure regulators, and backflow preventers. The products from all companies are combined into a single product offering to several thousand plumbing and heating wholesalers throughout the major European markets.

   The enforcement of European plumbing codes for pressure relief valves, water pressure regulators, and backflow preventers offers many of the same advantages in Europe for Intermes as in the domestic market for Watts Regulator.

   The German sales arm of Intermes, MTR GmbH, headquartered in Stuttgart, offers excellent future market opportunities in Eastern Europe. Initial sales during the past year have been realized in Poland, Hungary, Czech Republic, Slovakia, and other emerging markets. While Germany has been beleaguered with a serious recession throughout Fiscal 1994, construction and remodeling in former East Germany have provided some support to Watts' sales base. Overall sales for Fiscal 1994 for Watts Europe were flat, but there are some prospects for gradually improving market conditions in Western Europe and continued growth in Eastern Europe.

[Photo of Victor L. Pitt, President, Watts Industries (Canada) Inc.]

   Watts Canada also enjoyed a year of increasing sales as the Canadian economy partially recovered from its long-term recession. Watts has a large market share in Canada which is supported by three manufacturing operations. During the year, Watts acquired the leading Canadian manufacturer of floor and roof drains, intercepters, backwater valves, and yard hydrants when it purchased LeHage Industries in July, 1993. The Ancon Division of LeHage presents an entirely new range of products to complement Watts' plumbing line of valves sold through wholesale distribution in Canada and the United States. As a further complement to the Ancon line of products, Watts Canada acquired Enpoco in November, 1993. The introduction of these product lines into the U.S. is one of Watts' priorities for growth during the new fiscal year.

[Photo]                   [Photo]                  [Photo]
Watts Ocean B.V.          Watts SFR SA             Woodbridge, Ontario facility
Eerbeek, Netherlands      Fressenneville, France

[Photo]                   [Photo]                  [Photo]
Intermes, SpA             MTR GmbH                 Burlington, Ontario facility
Caldaro, Italy            Gemmrigheim, Germany


[Pie Graph showing Fiscal 1994 Sales: International 29% and Domestic 71%]

Municipal Water

   Watts' Municipal Water Group manufactures valves that are widely used to control the flow, pressure and level of water in systems for potable water supply, wastewater treatment, industrial process water and cooling water for power generation. The performance and quality of these valves enhance the reliability and efficiency of the systems in which they are installed.

   Demand in the municipal water market comes from a combination of new construction, expansion, renovation and repair. The obsolescence of systems installed after the second World War, a shifting and expanding population, and federal regulations regarding clean water drive a continuing need for the Group's products. Federal and state funding limitations sometimes delay the implementation of some of these projects which are highly competitive.

[Photo of Edward G. Holtgraver, Group Vice President, Municipal Water]

   Henry Pratt Company is a leading producer of butterfly and ball valves for municipal water supply. In power generation, Henry Pratt is one of a limited number of companies certified to supply valves to nuclear plants. With its large installed base, Henry Pratt is positioned to benefit from the growing business for maintenance and repair as domestic nuclear power plants age.

   James Jones Company markets bronze fire hydrants, ball valves, curb stops and related bronze products for public and private potable water distribution systems. It has experienced growth from improved customer service, quality and delivery lead times, and a renewed emphasis on its core products and regional markets. Profits have improved due to increased volumes and aggressive cost management. James Jones is currently active in 11 states, with plans for controlled expansion within the United States and certain export markets as regionally focused products are developed. With the acquisition of EBCO, Watts provides a similar line of products for the United Kingdom.

   The Watts Automatic Control Valve (ACV) is a pilot-operated, diaphragm-actuated, automatic hydraulic control valve used for water, fuels and other low to medium viscosity liquids. Henry Pratt will market Watts ACV products with its project specification and bid packages during Fiscal 1995. By providing a more comprehensive, integrated product package, the Municipal Water Group will meet more of its customers' needs and make it more attractive for independent distributors to promote the line. At the same time, the companies will maintain the independence necessary to provide the customer responsiveness that has been key to their competitive success.

[Photo of Robert T. McLaurin, Corporate Vice President, Asian Operations]

   Serving the municipal water valve market in the People's Republic of China, Tianjin Tanggu Watts Valve Company, Ltd. is Watts' first effort to leverage domestic valve technology and manufacturing expertise in this international market.


[Photo]                                      [Photo]
Watts Automatic Control Valve, Inc.          Henry Pratt Company
Houston, TX                                  Aurora and Dixon, IL

[Pie Graph Showing Percentage of Municipal
Water (16.1%) in the Municipal Water Market]

[Photo of valve]

[Photo]                                      [Photo]
Edward Barber & Company, Ltd.                James Jones Company
Tottenham, U.K.                              El Monte, CA

Steam

   The Steam Group companies provide products that control the efficient and safe use of steam - recognized as an economical method of transferring energy from one place to another.

   Watts' four companies in this segment address a wide variety of markets, from HVAC, where steam is used in heating and cooling applications, to power generation, industrial process, and propulsion systems on U.S. Navy ships. Spence Engineering is a leader in the control of HVAC steam and is also active in industrial plants. Leslie Controls is both the premier supplier of control valves to the U.S. Navy and a supplier of products that are used in a variety of industrial and commercial steam applications. Nicholson Steam Trap is a leader in thermostatic trap technology, and the R. G. Laurence Company manufactures products primarily for the gas turbine industry.

[Photo of Charles S. Wolley, Group Vice President, Steam]

   Overall, the long-term market outlook for steam generation is flat, but some new products and ongoing maintenance and repair opportunities should continue to support moderate growth. Steam unleashes a destructive force on system components, creating a demand for replacement parts that is predictable and steady. Proper handling of steam is also critical for safety. Therefore, the Steam Group's approach of selling through technical representatives concentrating on safety, reliability, and proper system design creates added value for its customer base.

   Growth in 1994 was led by a rebound in sales to the U.S. Navy and the results of a strong new product development program. Leslie introduced the Aeroflow(TM) control valve which, coupled with its digital positioning system and optical feedback, delivers precision previously unattainable within the power industry. Spence Engineering strengthened its position in HVAC with a significant expansion of its ASME safety relief valve product line, and R.G. Laurence experienced strong growth in the gas turbine industry by redesigning its Soli-Con(TM) line of solenoid control valves to meet changing OEM requirements.

   Cost management remains a focus. The recently completed relocation of Nicholson's manufacturing operations from Wilkes-Barre, Pennsylvania, to the Spence facility in Walden, New York, will reduce operating costs and improve manufacturing capabilities. Also, significant manufacturing cost improvements were realized through product engineering efforts.

[Photo of Frederic B. Horne, Corporate Vice President]

International
Sourcing

     The global economy presents opportunities to procure materials internationally. Watts is sourcing worldwide for competitive supplies of lower cost steel, iron and bronze castings, and other commodity materials, while maintaining sound partnerships with the most progressive and competitive U.S. suppliers. Through a careful blending process, our lower cost base will benefit and complement our capital investment program and position Watts for consistent, profitable growth.

- - --------------------------------------------------------------------------------

[Photo]
Leslie Controls, Inc.
R.G. Laurence Company, Inc.
Tampa, FL

[Photo]
Spence Engineering Company, Inc.,
Nicholson Steam Trap, Inc.
Walden, NY

[Pie Graph Showing Percentage of Steam (12%) in the Steam Market]


[Photo of valve]

Statements of Consolidated Earnings
(Amounts in thousands, except per share information)

                                                                                                    Fiscal Year Ended June 30
                                                                                               1994           1993           1992
                                                                                            ---------------------------------------
Net sales .............................................................................     $ 518,541      $ 465,796      $ 423,808
Cost of goods sold ....................................................................       322,336        292,103        262,804
                                                                                            ---------      ---------      ---------
        GROSS PROFIT ..................................................................       196,205        173,693        161,004
Selling, general and administrative expenses ..........................................       121,597        111,550         96,458
Unusual charges .......................................................................                        7,000
                                                                                            ---------      ---------      ---------
        OPERATING EARNINGS ............................................................        74,608         55,143         64,546
Other (income) expense:

   Interest income ....................................................................        (2,986)        (4,397)        (4,103)
   Interest expense ...................................................................         8,779          9,152          7,879
   Other--net ..........................................................................         1,480          1,248            831
                                                                                            ---------      ---------      ---------
                                                                                                7,273          6,003          4,607
                                                                                            ---------      ---------      ---------
        EARNINGS BEFORE INCOME TAXES AND
        CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING .....................................        67,335         49,140         59,939
Provision for income taxes ............................................................        26,325         18,734         23,314
                                                                                            ---------      ---------      ---------
        EARNINGS BEFORE CUMULATIVE EFFECT OF
        CHANGE IN ACCOUNTING ..........................................................        41,010         30,406         36,625
Cumulative effect on prior years (to June 30, 1992)
   of change in accounting for income taxes ...........................................                        3,132
                                                                                            ---------      ---------      ---------
        NET EARNINGS ..................................................................     $  41,010      $  27,274      $  36,625
                                                                                            =========      =========      =========
Primary earnings per Common Share:

   Earnings before cumulative effect of change in accounting ..........................     $    1.38      $    1.01      $    1.29
   Cumulative effect on prior years of change in accounting ...........................                         (.10)
                                                                                            ---------      ---------      ---------
        NET EARNINGS ..................................................................     $    1.38      $     .91      $    1.29
                                                                                            =========      =========      =========
Fully diluted earnings per Common Share:

   Earnings before cumulative effect of change in accounting ..........................     $    1.38      $    1.01      $    1.27
Cumulative effect on prior years
   of change in accounting ............................................................                         (.10)
                                                                                            ---------      ---------      ---------
        NET EARNINGS ..................................................................     $    1.38      $     .91      $    1.27
                                                                                            =========      =========      =========
Dividends paid per Common Share .......................................................     $     .20      $     .16      $     .13
                                                                                            =========      =========      =========
Weighted average number of Common Shares:

   Primary ............................................................................        29,674         30,090         28,326
                                                                                            =========      =========      =========
   Fully diluted ......................................................................        29,717         30,098         30,080
                                                                                            =========      =========      =========

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

Report of Independent Auditors
Board of Directors
Watts Industries, Inc.

   We have audited the accompanying consolidated balance sheets of Watts Industries, Inc. and subsidiaries as of June 30, 1994 and 1993, and the related statements of consolidated earnings, consolidated stockholders' equity, and consolidated cash flows for each of the three years in the period ended June 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1994 and 1993 financial statements of Watts Industries Europe B.V., a wholly-owned subsidiary, which statements reflect total assets of $107,729,000 and $100,219,000 as of June 30, 1994 and 1993, respectively, and total revenues of $79,709,000 and $57,645,000, for the years then ended. Those 1994 and 1993 statements were audited by other auditors, Deloitte & Touche, whose report has been furnished to us, and our opinion, insofar as it relates to data included for Watts Industries Europe B.V., is based solely on the report of the other auditors.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

   In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Watts Industries, Inc. and subsidiaries at June 30, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1994, in conformity with generally accepted accounting principles.

   As discussed in Note 4 to the consolidated financial statements, in 1993, the Company changed its method of accounting for income taxes.

Boston, Massachusetts                               [Signature of Ernst & Young]
August 5, 1994

Consolidated Balance Sheets
(Amounts in thousands, except share information)


ASSETS                                                                                                            June 30
                                                                                                         1994                1993
                                                                                                      ---------           ---------
  CURRENT ASSETS
      Cash and cash equivalents ............................................................          $   6,231           $  16,937
      Short-term investments ...............................................................             58,769              66,198
      Trade accounts receivable, less allowance of $4,488 in 1994
          and $3,565 in 1993 for doubtful accounts .........................................             79,342              68,099
      Inventories:
          Finished goods ...................................................................             60,104              48,910
          Work in process ..................................................................             39,671              33,939
          Raw materials ....................................................................             53,305              49,064
                                                                                                      ---------           ---------
                                                                                                        153,080             131,913

      Prepaid expenses and other current assets ............................................              8,484               9,494
      Deferred income taxes ................................................................             14,973               8,551
                                                                                                      ---------           ---------
          Total Current Assets .............................................................            320,879             301,192

  OTHER ASSETS
      Goodwill, net of accumulated amortization
          of $7,232 in 1994 and $4,743 in 1993 .............................................             89,500              87,017
      Other ................................................................................             12,222              13,205
                                                                                                      ---------           ---------
                                                                                                        101,722             100,222

  PROPERTY, PLANT AND EQUIPMENT
      Land .................................................................................             11,263              11,247
      Buildings and improvements ...........................................................             62,279              59,951
      Machinery and equipment ..............................................................            149,652             142,384
      Construction in progress .............................................................              7,181               4,665
                                                                                                      ---------           ---------
                                                                                                        230,375             218,247

      Less allowance for depreciation ......................................................             94,126              83,986
                                                                                                      ---------           ---------
                                                                                                        136,249             134,261
                                                                                                      ---------           ---------
                                                                                                      $ 558,850           $ 535,675
                                                                                                      =========           =========

  LIABILITIES AND STOCKHOLDERS' EQUITY

  CURRENT LIABILITIES
      Accounts payable .....................................................................          $  24,672           $  21,180
      Accrued expenses and other liabilities ...............................................             36,840              40,441
      Accrued compensation .................................................................              8,355              10,059
      Income taxes payable .................................................................              3,340               4,494
      Current portion of long-term debt ....................................................              1,141               2,366
                                                                                                      ---------           ---------
          Total Current Liabilities ........................................................             74,348              78,540
  LONG-TERM DEBT, net of current portion ...................................................             97,479             101,468
  DEFERRED INCOME TAXES ....................................................................             16,357              13,435
  OTHER LIABILITIES ........................................................................              9,115               7,112
  STOCKHOLDERS' EQUITY
      Preferred Stock, $.10 par value; 5,000,000 shares authorized, no shares issued or outstanding
      Class A Common Stock, $.10 par value; authorized 40,000,000 shares;
          issued 18,009,822 shares in 1994 and 9,226,770 in 1993 ...........................              1,801                 923
      Class B Common Stock, $.10 par value; authorized 13,000,000 shares;
          issued 11,472,470 in 1994 and 5,744,635 in 1993 ..................................              1,147                 574
      Additional paid-in capital ...........................................................             92,996             101,491
      Retained earnings ....................................................................            268,706             235,052
      Foreign currency translation adjustment ..............................................             (3,099)             (2,920)
                                                                                                      ---------           ---------
                                                                                                        361,551             335,120
                                                                                                      ---------           ---------
                                                                                                      $ 558,850           $ 535,675
                                                                                                      =========           =========

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

Statements of Consolidated Stockholders' Equity
(Amounts in thousands, except share information)

                                                                                                           Foreign
                                                Class A                Class B      Additional             Currency        Total
                                             Common Stock           Common Stock     Paid-In    Retained  Translation  Stockholders'
                                           Shares     Amount      Shares    Amount   Capital    Earnings   Adjustment     Equity
                                          ---------   ------     ---------  ------   --------   --------  -----------  -------------
Balance at July 1, 1991                   7,826,522   $  783     5,778,575  $  578   $ 55,308   $178,759     $  287      $235,715
  Net earnings                                                                                    36,625                   36,625
  Shares of Class A Common Stock
      issued upon conversion of debt      1,245,944      125                           42,951                              43,076
  Shares of Class B Common Stock
      converted to Class A Common Stock      32,940        3       (32,940)     (3)
  Shares of Class A Common Stock
      exchanged upon the exercise
      of stock options and retired           (5,129)      (1)                            (266)                               (267)
  Shares of Class A Common Stock
      issued upon the exercise of
      stock options                          70,553        7                            2,041                               2,048
  Common Stock cash dividends                                                                     (3,865)                  (3,865)
  Change in foreign currency
      translation adjustment                                                                                  1,561         1,561
                                         ----------   ------    ----------  ------   --------   --------    -------      --------
Balance at June 30, 1992                  9,170,830      917     5,745,635     575    100,034    211,519      1,848       314,893

  Net earnings                                                                                    27,274                   27,274
  Shares of Class B Common Stock
      converted to Class A Common Stock       1,000        1        (1,000)     (1)
  Shares of Class A Common Stock
      exchanged upon the exercise of
      stock options and retired              (4,500)      (1)                            (218)                               (219)
  Shares of Class A Common Stock
      issued upon the exercise of
      stock options                          59,440        6                            1,675                               1,681
  Common Stock cash dividends                                                                     (3,741)                  (3,741)
  Change in foreign currency
      translation adjustment                                                                                 (4,768)       (4,768)
                                         ----------   ------    ----------  ------   --------   --------    -------      --------
Balance at June 30, 1993                  9,226,770      923     5,744,635     574    101,491    235,052     (2,920)      335,120
  Net earnings                                                                                    41,010                   41,010
  Shares of Class B Common Stock
      converted to Class A Common Stock      16,500        1       (16,500)     (1)
  Shares of Class A Common Stock
      exchanged upon the exercise
      of stock options and retired          (25,498)      (3)                          (1,172)                             (1,175)
  Shares of Class A Common Stock
      issued upon the exercise of
      stock options                         154,761       16                            4,707                               4,723
  Purchase and retirement of
      treasury stock                       (342,700)     (34)                         (12,030)                            (12,064)
  Common Stock cash dividends                                                                     (5,884)                  (5,884)
  Effect of two-for-one stock split       8,979,989      898     5,744,335     574                (1,472)
  Change in foreign currency
      translation adjustment                                                                                   (179)         (179)
                                         ----------   ------    ----------  ------   --------   --------    -------      --------
Balance at June 30, 1994                 18,009,822   $1,801    11,472,470  $1,147   $ 92,996   $268,706    ($3,099)     $361,551
                                         ==========   ======    ==========  ======   ========   ========    =======      ========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

Statements of Consolidated Cash Flows
(Amounts in thousands)

                                                                                            Fiscal Year Ended June 30
                                                                                         1994          1993        1992
                                                                                      --------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net earnings  ....................................................................    $41,010       $27,274      $36,625
  Adjustments to reconcile net earnings to
      net cash provided by operating activities:
         Depreciation and amortization..............................................     22,393        20,560       17,630
         Deferred income taxes......................................................       (151)       (1,273)      (4,274)
         Loss on disposal of equipment..............................................         15           168           67
         Cumulative effect of change in accounting for income taxes.................                    3,132
         Changes in  operating  assets  and  liabilities,  net of  effects  from business acquisitions:
                Accounts receivable.................................................     (9,849)        8,755       (5,687)
                Inventories.........................................................    (18,592)       (3,540)      (4,228)
                Prepaid expenses and other current assets...........................      1,425         1,334        1,218
                Accounts payable, accrued expenses and other liabilities............        158        (9,447)      (2,494)
                                                                                        -------       -------      -------
      Net cash provided by operating activities.....................................     36,409        46,963       38,857

INVESTING ACTIVITIES
  Additions to property, plant and equipment........................................    (19,928)      (25,798)     (18,054)
  Proceeds from sale of equipment...................................................        395           635          505
  Increase in goodwill and other assets.............................................     (1,196)       (1,378)      (1,081)
  Business acquisitions, net of cash acquired:
      Henry Pratt...................................................................                               (57,154)
      Intermes  ....................................................................     (6,094)      (22,184)
      Other acquisitions............................................................     (4,783)      (13,494)      (2,393)
  Repayment of debt of acquired businesses..........................................     (1,935)       (6,872)
  Net changes in short-term investments.............................................      7,429        32,690      (27,644)
                                                                                        -------       -------      -------
      Net cash used in investing activities.........................................    (26,112)      (36,401)    (105,821)

FINANCING ACTIVITIES
  Purchase and retirement of treasury stock.........................................    (12,064)
  Payments of long-term debt........................................................     (6,032)         (963)        (879)
  Proceeds from the sale of Notes...................................................                                75,000
  Proceeds from long-term borrowings................................................        716         3,048
  Proceeds from exercise of stock options...........................................      2,418         1,265        1,286
  Cash dividends....................................................................     (5,884)       (4,785)      (3,637)
                                                                                        -------       -------      -------
      Net cash provided by (used in) financing activities...........................    (20,846)       (1,435)      71,770
  Effect of exchange rates on cash and cash equivalents.............................       (157)       (2,179)         378
                                                                                        -------       -------      -------
      INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS..............................    (10,706)        6,948        5,184
  Cash and cash equivalents at beginning of year....................................     16,937         9,989        4,805
                                                                                        -------       -------      -------
      CASH AND CASH EQUIVALENTS AT END OF YEAR......................................   $  6,231       $16,937     $  9,989
                                                                                       ========       =======     ========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

Notes to Consolidated Financial Statements

1. ACCOUNTING POLICIES

   Principles of Consolidation: The consolidated financial statements include the accounts of Watts Industries, Inc. and its majority-owned subsidiaries (the Company). Upon consolidation, all significant intercompany accounts and transactions are eliminated.

   Foreign Currency Translation: Balance sheet accounts of foreign subsidiaries are translated into United States dollars at fiscal year-end exchange rates. Operating accounts are translated at average exchange rates for each year. Net translation gains or losses are adjusted directly to a separate component of stockholders' equity.

   Cash Equivalents and Short-Term Investments: Cash equivalents consist of investments having maturities of three months or less at the date of purchase. Short-term investments consist of corporate and municipal bonds, and mutual funds whose portfolios consist principally of United States Government securities. Short-term investments are valued at cost, which approximates market.

   In May 1993, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This Statement will be effective beginning in fiscal year 1995, and expands the use of fair value accounting and reporting for certain investments in debt and equity securities, but retains the use of the amortized cost method for those investments in debt securities for which the holder has the positive intent and ability to hold to maturity. The Company believes that adoption of this Standard will not have a significant effect on its results of operations or financial condition.

   Concentrations of Credit Risk: Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash equivalents, short-term investments and trade receivables. The Company places its cash equivalents and short-term investments with high credit, quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers included in the Company's customer base and their dispersion across many different industries and geographic areas. As of June 30, 1994, the Company had no significant concentrations of credit risk.

   Inventories: Inventories are stated at cost (principally first-in, first-out method) not in excess of net realizable value. Inventories amounting to $14,050,000 at June 30, 1994 and $14,019,000 at June 30, 1993 are valued using the last-in, first-out method (LIFO), which approximates current replacement cost.

   Property, Plant and Equipment: Property, plant and equipment are recorded at acquired cost. Depreciation is provided on the straight-line basis over the estimated useful lives of the assets.

   Income Taxes: Deferred income taxes are recognized for temporary differences between financial statement and income tax bases of assets and liabilities for which income tax benefits and obligations will be realized in future years.

   Goodwill: Goodwill represents the excess of cost over the fair value of net assets of businesses acquired. This balance is amortized over 40 years using the straight-line method. To the extent the Company makes payments under contingent earn-out arrangements related to businesses previously acquired, those amounts are recorded as additional goodwill.

   The carrying value of goodwill is reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill would be reduced to its fair value.

   Earnings Per Common Share: Earnings per common share is based upon the weighted average number of Class A and B Common Shares outstanding during each period and the dilutive effect of Class A Common Stock options. Shares of Class A Common Stock issuable upon conversion of outstanding Convertible Subordinated Debentures were included in the calculation of fully diluted earnings per share, up to the date of conversion on March 15, 1992. Had the conversion of these Debentures taken place at the beginning of 1992, primary earnings per share in 1992 would have been $1.27.

   Basis  of   Presentation:   Certain  amounts  in  1993  and  1992  have  been
reclassified to permit comparison with the 1994 presentation.

2. BUSINESS ACQUISITIONS

   On November 6, 1992, the Company acquired 100% of the outstanding common stock of Intermes, a plumbing and heating valve manufacturer, for $28.3 million. 14

2. BUSINESS ACQUISITIONS(cont'd.)
   On September 30, 1991, the Company acquired 100% of the outstanding common stock of Henry Pratt Company for cash of $57.2 million. In addition, upon Pratt's achievement of targeted operating income levels, the Company will be required to make annual contingent payments through 1997 of $1.3 million plus 25% of amounts in excess of targeted operating income levels.

   In addition, the Company acquired other valve manufacturers for cash of $4.8 million, $13.5 million and $2.4 million in fiscal 1994, 1993 and 1992, respectively.

   These acquisitions were accounted for under the purchase method. The results of operations of the acquired businesses are included in the consolidated financial statements from the dates of acquisition.

   The following unaudited pro forma consolidated results of operations for the years ended June 30, 1993 and 1992 are presented as if the acquisitions made in 1993 and 1992 had been made at the beginning of the year in which the acquisitions occurred, and at the beginning of the year immediately preceding the year of the acquisitions. The effects of acquisitions made in 1994 are not material and, accordingly, have been excluded from the pro forma presentation.

                                                       1993             1992
                                                   ------------     ------------
Net sales ....................................     $483,081,000     $485,061,000
Net earnings .................................       26,807,000       37,184,000
Primary net earnings per Common Share ........              .89             1.32

   The pro forma results of operations give effect to interest costs of funds used to finance the acquisitions and include adjustments for depreciation and amortization resulting from the allocation of the costs of the acquisitions. The unaudited pro forma information is not necessarily indicative of either the results of operations that would have occurred had the purchase been made during the periods presented, or the future results of the combined operations.

3. UNUSUAL CHARGES

   In December 1992, the Company recorded unusual charges of $7 million. These unusual charges were related to environmental matters and costs associated with the downsizing and restructuring of certain previously acquired companies. The charges include approximately $2 million relating to the resolution of environmental litigation arising under CERCLA (Comprehensive Environmental Response, Compensation and Liability Act) involving a manufacturing facility sold in 1978, and clean-up costs principally relating to certain of the Company's foundry operations; a $3 million accrual for estimated future environmental clean-up costs; and $2 million relating to downsizing of certain previously acquired operations which have been negatively impacted by reduced military spending and to the consolidation and relocation of the operations of a previously acquired business.

4. INCOME TAXES

   The Company adopted SFAS Statement No. 109 ("Accounting for Income Taxes") as of the beginning of fiscal year 1993. The cumulative effect on prior years of this change in accounting principle decreased fiscal 1993 net earnings by $3.1 million or $.10 per share, and is reported separately in the statement of consolidated earnings for the year ended June 30, 1993. The effect of adopting Statement 109, including its application to prior business combinations, did not have a material impact on 1993 pre-tax earnings.

   At June 30, 1994, the Company has foreign net operating loss carryforwards of $6.2 million for income tax purposes that expire in years 1995 through 2004. In addition, foreign net operating losses of $3.4 million can be carried forward indefinitely. These carryforwards resulted primarily from the Company's 1993 business acquisitions.

   The significant components of the Company's deferred tax liabilities and assets are as follows:
                                                             June 30
                                                       1994            1993
Deferred tax liabilities:                          ------------    -------------
   Depreciation ................................   $ 12,402,000    $ 12,172,000
   Other .......................................      3,955,000       1,263,000
                                                   ------------    ------------
     Total deferred tax liabilities ............     16,357,000      13,435,000
Deferred tax assets:
   Accrued expenses ............................      8,202,000       6,367,000
   Other .......................................      7,613,000       3,998,000
                                                   ------------    ------------
     Total deferred tax assets .................     15,815,000      10,365,000
   Valuation allowance for deferred tax assets .       (842,000)     (1,814,000)
                                                   ------------    ------------
     Net deferred tax assets ...................     14,973,000       8,551,000
                                                   ------------    ------------
     Net deferred tax liabilities ..............   $  1,384,000    $  4,884,000
                                                   ============    ============

Notes to Consolidated Financial Statements (cont'd.)

4. INCOME TAXES (cont'd.)

    The provision for income taxes is based on the following pre-tax earnings:

                                  1994               1993               1992
                               -----------        -----------        -----------
Domestic ..............        $57,375,000        $42,260,000        $52,238,000
Foreign ...............          9,960,000          6,880,000          7,701,000
                               -----------        -----------        -----------
                               $67,335,000        $49,140,000        $59,939,000
                               ===========        ===========        ===========

    The  provision   for  income  taxes  as  reflected  in  the   statements  of
consolidated earnings consists of the following:

                                                                      Deferred
                                          Liability Method             Method
                                   ----------------------------    -------------
                                       1994            1993             1992
                                   -------------    -----------    -------------
Currently payable:
  Federal ......................   $ 20,035,000    $ 14,583,000    $ 20,987,000
  Foreign ......................      2,606,000       2,850,000       2,995,000
  State ........................      3,835,000       2,574,000       3,606,000
                                   ------------    ------------    ------------
                                     26,476,000      20,007,000      27,588,000
Deferred, principally federal ..       (151,000)     (1,273,000)     (4,274,000)
                                   ------------    ------------    ------------
                                   $ 26,325,000    $ 18,734,000    $ 23,314,000
                                   ============    ============    ============

    Total income taxes reported are different than would have been computed by applying the federal statutory tax rate to earnings before income taxes. The reasons for this difference are as follows:

                                                                       Deferred
                                          Liability Method              Method
                                     ----------------------------    -----------
                                        1994             1993            1992
                                     ------------    ------------    -----------
Computed expected federal
  income tax expense ...........     $23,567,000     $16,708,000     $20,379,000
State income taxes, net
  of federal tax benefit .......       2,350,000       1,548,000       2,243,000
Other ..........................         408,000         478,000         692,000
                                     -----------     -----------     -----------
                                     $26,325,000     $18,734,000     $23,314,000
                                     ===========     ===========     ===========

    Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $36 million, $29 million and $25 million at June 30, 1994, 1993 and 1992 respectively. Those earnings are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries.

    Determination of the amount of U.S. income tax liability that would be incurred is not practicable because of the complexities associated with its hypothetical calculation; however, unrecognized foreign tax credits would be available to reduce some portion of any U.S. income tax liability. Withholding taxes of approximately $2.8 million would be payable upon remittance of all previously unremitted earnings at June 30, 1994.

    The Company made income tax payments of $31.4 million, $20.5 million and $27.6 million in 1994, 1993 and 1992, respectively.

5. ACCRUED EXPENSES AND OTHER LIABILITIES
    Accrued expenses and other liabilities consist of the following:
                                                              June 30
                                                        1994            1993
                                                     -----------     -----------
Commissions and sales incentives payable .......     $ 6,860,000     $ 5,915,000
Accrued insurance costs ........................       6,330,000       4,481,000
Accrued medical and pension benefits ...........       3,072,000       2,820,000
Accrued payments in connection with
  business acquisitions ........................       2,982,000      10,612,000
Other ..........................................      17,596,000      16,613,000
                                                     -----------     -----------
                                                     $36,840,000     $40,441,000
                                                     ===========     ===========
16

6. FINANCING ARRANGEMENTS

    Long-term debt consists of the following:                    June 30
                                                           1994            1993
                                                       ------------   ------------
8-3/8% Notes, Due 2003 .............................   $ 75,000,000   $ 75,000,000

Industrial Revenue Bonds, maturing periodically from
  2006 through 2019. Interest accrues at a variable
  rate based on weekly tax-exempt interest rates
  (2.75% at June 30, 1994) .........................     17,268,000     17,653,000
Other ..............................................      6,352,000     11,181,000
                                                       ------------   ------------
                                                         98,620,000    103,834,000

Less current portion ...............................      1,141,000      2,366,000
                                                       ------------   ------------
                                                       $ 97,479,000   $101,468,000
                                                       ============   ============

     On November 26, 1991, the Company issued $75,000,000 principal amount of 8-3/8% Notes Due 2003. Interest is payable semiannually on December 1 and June 1 each year. The notes are not subject to optional redemption prior to maturity and there are no sinking fund payments required. The notes are considered general unsecured obligations of the Company. The notes include covenants, which, among other things, restrict borrowings secured by certain assets and certain sale and leaseback transactions by the Company or any "restricted subsidiary" (as defined), subject to certain exceptions, including secured borrowings not exceeding 10% of the Company's consolidated stockholders' equity, unless the notes are secured ratably with such borrowings.

    Principal payments during each of the next five fiscal years are due as follows: 1995-$1,141,000; 1996-$883,000; 1997-$682,000; 1998-$552,000; and
1999-$5,457,000. Interest paid during fiscal 1994 and 1993 approximates interest expense.

7. COMMON STOCK

    On January 18, 1994, the Board of Directors declared a two-for-one stock split, effective March 15, 1994, in the form of a dividend of one additional share of the Company's Common Stock (Class A and B) for each share owned by stockholders of record at the close of business on March 1, 1994. Par value remained at $.10 per share. Earnings per share, cash dividends per share, weighted average common shares outstanding and the stock option plan share information have been restated for all periods presented to reflect the stock split.

   During 1994, the Company repurchased 342,700 shares of Class A Common Stock prior to the stock split for $12.1 million.

   The Class A Common Stock and Class B Common Stock have equal dividend and liquidation rights. Each share of the Company's Class A Common Stock is entitled to one vote on all matters submitted to stockholders and each share of Class B Common Stock is entitled to ten votes on all such matters. Shares of Class B Common Stock are convertible into shares of Class A Common Stock, on a one-to-one basis, at the option of the holder.

    The Company has reserved a total of 14,663,116 shares of Class A Common Stock for issuance under its Incentive Stock Option Plan, its Nonqualified Stock Option Plan and conversion of shares of Class B Common Stock into Class A Common Stock.

8. QUALIFIED AND NONQUALIFIED STOCK OPTION PLANS

    The Company has a qualified incentive stock option plan whereunder options to purchase up to 1,980,000 shares of Class A Common Stock may be granted to key employees. Options are granted at an exercise price equal to 100% of the fair market value per share on the date of grant. At June 30, 1994, the Company has reserved 1,495,800 shares of Class A Common Stock for issuance under the plan.

    The Company also has a nonqualified stock option plan whereunder options to purchase up to 2,000,000 shares of Class A Common Stock may be granted to key employees. Options are granted at an exercise price determined by the Board of Directors, but not less than 50% of the fair market value per share on the date of grant. At June 30, 1994, the Company has reserved 1,694,846 shares of Class A Common Stock for issuance under the plan.
                                                                              17

Notes to Consolidated Financial Statements (cont'd.)

8. QUALIFIED AND NONQUALIFIED STOCK OPTION PLANS (cont'd.)

  A summary of activity in the plans is as follows:

                             Number of Shares
                         Qualified    Nonqualified       Exercise Price
                         ---------    ------------       --------------
Outstanding options at
       July 1, 1991       467,510       312,586        $ 8.09 to $17.50
          Granted         206,000       136,000         16.88 to  24.75
          Exercised       (71,384)      (69,722)         8.09 to  17.50
          Cancelled       (14,000)                      10.50 to  17.50
                          -------       -------
Outstanding options at
       June 30, 1992      588,126       378,864          8.09 to  24.75
          Granted         210,000       136,000         16.60 to  24.34
          Exercised       (86,880)      (32,000)         8.09 to  22.50
          Cancelled       (34,000)                      14.25 to  22.50
                          -------       -------
Outstanding options at
       June 30, 1993      677,246       482,864          8.75 to  24.75
          Granted         237,500       146,000         15.73 to  22.50
          Exercised      (108,446)     (167,432)         8.75 to  22.50
          Cancelled       (54,000)     (158,000)         8.75 to  22.50
                          -------       -------
Outstanding options at
       June 30, 1994      752,300       303,432       $  8.75 to $24.75
                          =======       =======

      Outstanding options generally vest at the rate of 20% per year. At June 30, 1994, 192,880 qualified options were exercisable and 45,432 nonqualified options were exercisable.

9. RETIREMENT BENEFITS

    The Company has defined benefit pension plans covering substantially all of its domestic nonunion employees. Plans covering salaried employees provide pension benefits that are based on years of service and the employee's compensation during the last five years of employment. Plans covering hourly employees generally provide benefits of stated amounts for each year of service. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributable to service to date, but also for those expected to be earned in the future.

    The following table sets forth the components of pension expense, the funded status and amounts recognized in the consolidated balance sheets for the Company's domestic defined benefit pension plans. Defined benefit plans for the Company's foreign subsidiaries are not material. The Company computes its pension obligations and expense using March 31 as its measurement date.

                                                                                                               March 31
                                                                                                     1994                  1993
                                                                                                 ------------          ------------
Actuarial  present value of benefit obligations:
      Accumulated benefit obligation, including vested benefits
      of $18,361,000 at March 31, 1994 and $15,951,000 at March 31, 1993 ...............         $ 19,046,000          $ 16,647,000
                                                                                                 ============          ============
      Projected benefit obligation for services rendered to date .......................         $ 24,288,000          $ 20,714,000
      Plan assets at fair value, primarily fixed income securities .....................           24,432,000            22,443,000
                                                                                                 ------------          ------------
   Plan Assets in Excess of Projected Benefit Obligation ...............................              144,000             1,729,000
   Unrecognized net (gain) loss from past experience different from
      that assumed and effect of changes in assumptions ................................              410,000              (467,000)
   Unrecognized prior service cost .....................................................            1,089,000             1,178,000
   Unrecognized net transition asset ...................................................           (3,181,000)           (3,499,000)
                                                                                                 ------------          ------------
   Accrued Pension Liability ...........................................................         ($ 1,538,000)         ($ 1,059,000)
                                                                                                 ============          ============

  Net pension cost included the following components:

                                                                                                     Year Ended March 31
                                                                                           1994             1993            1992
                                                                                        -----------     -----------     -----------
   Service cost--benefits earned during the year ...................................    $ 1,753,000     $ 1,678,000     $ 1,486,000
   Interest cost on projected benefit obligation ...................................      1,775,000       1,556,000       1,359,000
   Actual return on plan assets ....................................................     (1,608,000)     (1,787,000)     (1,930,000)
   Net amortization and deferral ...................................................       (418,000)       (105,000)        255,000
                                                                                        -----------     -----------     -----------
                                                                                        $ 1,502,000     $ 1,342,000     $ 1,170,000
                                                                                        ===========     ===========     ===========

   The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were approximately 8% and 6%, respectively, at March 31, 1994 and 1993. The expected long-term rate of return on plan assets in 1994, 1993 and 1992 was approximately 8%.

   In November 1992, the FASB issued SFAS No. 112 "Employers' Accounting for Postemployment Benefits." The Statement will be effective for fiscal year 1995 and requires in certain cases that estimated costs of postemployment benefits be recognized over the service lives of employees. The Company believes that adoption of the Standard will not have a material effect on its results of operations or financial condition.

10. COMMITMENTS AND CONTINGENCIES

   The Company is engaged in various claims and litigation arising from its operations. In the opinion of management, uninsured losses, if any, resulting from these matters will not have a material adverse impact on the consolidated financial position or future results of operations of the Company.

   The Company has been named a potentially responsible party with respect to identified contaminated sites. The level of contamination varies significantly from site to site and remediation efforts that are underway are in various stages. In certain cases, remediation has not begun. The Company has evaluated its potential exposure based on all currently available information and has recorded an estimate of its liability for environmental matters.

     With respect to one contaminated site included on the Environmental Protection Agency's National Priorities List, the Company expects to be named a potentially responsible party. The process of determining the causes and extent of contamination, the cost of remediation and the method to allocate that cost among those ultimately determined to be responsible is in a very early stage. Accordingly, the ultimate outcome of this matter cannot be determined at this time.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

   The following method and assumptions were used by the Company to estimate the fair value of its financial statements:

   Cash and Cash Equivalents and Short-Term Investments

   The carrying amounts reported in the balance sheet approximate fair value.

   Long-Term Debt

     The fair value of the Company's 8-3/8% Notes, Due 2003 is based on quoted market prices. The fair value of other long-term debt is estimated using discounted cash flow analyses, based on the Company's incremental borrowing rates for similar types of borrowing arrangements.

   The carrying amount and the estimated fair market value of the Company's long term debt are as follows:

                                                            June 30
                                                   1994                  1993
                                               ------------         ------------
Carrying amount ......................         $ 98,620,000         $103,834,000
Estimated fair value .................           99,745,000          113,115,000

Notes to Consolidated Financial Statements (cont'd.)

12. FINANCIAL INFORMATION BY GEOGRAPHIC AREA

    The Company designs, manufactures and sells an extensive line of valves for plumbing and heating, municipal water, water quality, industrial, steam, and oil and gas markets. Sales, operating profit and identifiable assets by major geographic area are summarized as follows. Transfer prices to foreign subsidiaries are intended to produce profit margins commensurate with sales and marketing efforts.

                                                                                    (Amounts in thousands)
                                                       -----------------------------------------------------------------------------
                                                        Domestic          Canada           Europe        Eliminations   Consolidated
                                                        --------         --------         --------       ------------   ------------
1994
- - -----------------------------------------------
 Sales ........................................         $410,100         $ 28,732         $ 79,709                          $518,541
 Transfer between areas .......................           14,991            2,820                          $ 17,811
                                                        --------         --------         --------         --------         --------
                                                        $425,091         $ 31,552         $ 79,709         $ 17,811         $518,541
                                                        ========         ========         ========         ========         ========
 Operating Earnings of
  Geographic Areas ............................         $ 68,120         $  2,304         $ 10,276         $     94         $ 80,606
                                                        ========         ========         ========         ========
 General corporate expenses ...................                                                                                5,998
                                                                                                                            --------
Operating Earnings ............................                                                                             $ 74,608
                                                                                                                            ========
 Identifiable Assets ..........................         $428,293         $ 23,469         $108,072         $    984         $558,850
                                                        ========         ========         ========         ========         ========

1993
- - -----------------------------------------------
 Sales ........................................         $388,804         $ 19,347         $ 57,645                          $465,796
 Transfer between areas .......................           13,166            2,196                          $ 15,362
                                                        --------         --------         --------         --------         --------
                                                        $401,970         $ 21,543         $ 57,645         $ 15,362         $465,796
                                                        ========         ========         ========         ========         ========
 Operating Earnings of

  Geographic Areas ............................         $ 52,105         $  2,306         $  6,294         $    264         $ 60,441
                                                        ========         ========         ========         ========
 General corporate expenses ...................                                                                                5,298
                                                                                                                            --------
Operating Earnings ............................                                                                             $ 55,143
                                                                                                                            ========
 Identifiable Assets ..........................         $415,759         $ 20,343         $100,463         $    890         $535,675
                                                        ========         ========         ========         ========         ========

1992
- - -----------------------------------------------
 Sales ........................................         $376,782         $ 19,836         $ 27,190                          $423,808
 Transfer between areas .......................           13,623            1,694                          $ 15,317
                                                        --------         --------         --------         --------         --------
                                                        $390,405         $ 21,530         $ 27,190         $ 15,317         $423,808
                                                        ========         ========         ========         ========         ========
Operating Earnings of
  Geographic Areas ............................         $ 60,621         $  3,420         $  4,538         $     94         $ 68,485
                                                        ========         ========         ========         ========
 General corporate expenses ...................                                                                                3,939
                                                                                                                            --------
 Operating Earnings ...........................                                                                             $ 64,546
                                                                                                                            ========
 Identifiable Assets ..........................         $433,737         $ 19,624         $ 22,885         $    626         $475,620
                                                        ========         ========         ========         ========         ========

  Included in domestic sales are export sales of $45.4 million in 1994, $31.6 million in 1993 and $28.1 million in 1992.

13. SUBSEQUENT EVENTS

   During July, the Company purchased a domestic manufacturer of metal and plastic water supply products with annual revenues of approximately $56 million for $35.2 million in cash. The Company also entered into a joint venture for $8.5 million with a valve manufacturer located in the People's Republic of China in exchange for a 60% interest in the Chinese joint venture.

   During August, the Company entered into a five year agreement with a banking syndicate which permits the Company to borrow up to $125 million under an unsecured line of credit facility. Borrowings under the agreement accrue interest at LIBOR, plus 25 basis points.

14. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
(Amounts in thousands, except share information)

                                                                         First        Second       Third         Fourth
                                                                        Quarter       Quarter     Quarter        Quarter
                                                                        --------      --------    --------       --------
  1994
  ----
  Net sales.......................................................      $130,581      $127,734    $133,532       $126,694
  Gross profit....................................................        49,272        49,342      50,691         46,900
  Net earnings....................................................        10,537        10,548      11,040          8,885
  Primary and fully diluted net earnings per Common Share.........           .35           .36         .37            .30
  Dividends paid per share........................................          .045          .045        .055           .055

  1993
  ----
  Net sales........................................................     $109,616      $113,909      $119,764     $122,507
  Gross profit.....................................................       41,186        43,899        44,755       43,853
  Earnings before cumulative effect
    of change in accounting........................................        9,932         4,996         8,567        6,911
  Net earnings.....................................................        6,800         4,996         8,567        6,911
  Primary and fully diluted earnings per Common Share:
  Earnings before cumulative effect
    of change in accounting........................................          .33           .17           .28          .23
  Net earnings.....................................................          .23           .17           .28          .23
  Dividends paid per share.........................................         .035          .035          .045         .045

  1992
  ----
  Net sales........................................................      $94,098      $108,078      $110,238     $111,394
  Gross profit.....................................................       35,909        41,446        42,819       40,830
  Net earnings.....................................................        9,101         8,932        10,117        8,475
  Earnings per Common Share:
    Primary........................................................          .33           .32           .36          .28
    Fully diluted..................................................          .32           .32           .35          .28
  Dividends paid per share.........................................         .030          .030          .035         .035


   Primary and fully diluted earnings per share and dividends paid per share have been restated for all periods presented above to reflect the stock split effected in March 1994.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Results of Operations
Fiscal Year Ended June 30, 1994 Compared to
Fiscal Year Ended June 30, 1993

   Net sales increased $52,745,000 (11.3%) to $518,541,000. This increase was attributable to the inclusion of the net sales of acquired companies and increased unit shipments of certain product lines. The net sales of Intermes, S.p.A. ("Intermes") acquired in November 1992, Edward Barber Company ("EBCO") acquired in May 1993, Ancon Products, Inc. ("Ancon") acquired in July 1993, and Enpoco Canada, Ltd. ("Enpoco") acquired in November 1993, all foreign based companies, represented approximately 56% of the increase. The Company had increased unit shipments of plumbing and heating valves, water quality valves, and oil and gas valves. These increases were partially offset by decreased unit shipments of municipal water valves and aerospace/military valves. International sales increased from 23% to 29% of total sales, principally as a result of the acquisitions discussed above. Export sales increased almost $14,000,000 (44%) to $45,400,000, primarily due to increased shipments of oil and gas valves. The Company intends to maintain its strategy of seeking acquisition opportunities as well as developing its international sales to achieve sales growth.

   Gross profit increased $22,512,000 (13.0%) to $196,205,000 and increased as a percentage of net sales from 37.3% to 37.8%. This increased percentage was primarily attributable to improved manufacturing performance and increased volume, particularly in the plumbing and heating and water quality segments, as well as decreased costs of bronze ingot. During fiscal 1995, the Company anticipates the cost of ingot to rise which may unfavorably impact its margin depending on its ability to increase selling prices.

   Selling, general and administrative expenses increased $3,047,000 (2.6%) to $121,597,000. The Company recorded $7,000,000 of unusual charges in the year ended June 30, 1993 for environmental matters and costs associated with the downsizing and restructuring of certain acquired companies. Excluding the effect of this charge, selling, general and administrative expenses would have increased $10,047,000 (9.0%) in the period ended June 30, 1994. This increase is primarily attributable to the inclusion of the expenses of acquired companies and increased commissions associated with the higher sales volume. These increases were partially offset by decreased spending at several subsidiaries as a result of downsizing programs implemented during the last fiscal year.

   The Company from time to time is involved with environmental proceedings and incurs costs on an ongoing basis related to environmental matters. The Company has been or expects to be named a potentially responsible party with respect to currently identified contaminated sites, which are in various stages of the remediation process. The Company has evaluated its potential exposure based on all currently available information and has recorded its estimate of its liability for environmental matters. The ultimate outcome of these environmental matters cannot be determined. The Company currently anticipates that it will not incur significant expenditures in fiscal 1995 in connection with any of these environmentally contaminated sites. Please see Note 10 to the accompanying consolidated financial statements.

   Interest income decreased $1,411,000 (32.1%) to $2,986,000 due to decreased levels of cash and short-term investments.

   Net earnings increased $13,736,000 (50.4%) to $41,010,000. If the Company had not incurred the $7,000,000 of unusual charges and the cumulative effect of the change in accounting method in fiscal 1993, net earnings would have increased 18.5%. The Company's return on investment for the fiscal year ended June 30, 1994 was 11.8%. The Company's return on investment for the fiscal year ended June 30, 1993 before the change in accounting method and the $7,000,000 of unusual charges was 10.4%. This compares to 13.7% for fiscal year 1992, 15.8% for fiscal year 1991, and 17.6% for fiscal year 1990. The primary reasons for these declining percentages is the increase in stockholders' equity associated with the conversion of the Company's $44,000,000 Convertible Debentures on or prior to March 15, 1992 and the sale on February 28, 1991 of 920,000 shares of Class A Common Stock in a public offering at a price to the public of $40.50 per share. Stockholders' equity increased $78,732,000 as a result of these transactions. These transactions have also resulted in a relatively high level of cash and short-term investments which also had the effect of decreasing the return on investment ratio due to the lower return earned on these assets as compared to the return earned on operating assets.

   The change in foreign exchange rates since June 30, 1993 did not have a material impact on the results of operations or the financial condition of the Company.

   The weighted average number of common shares, after giving effect to the two-for-one stock split described in Note 7 to the accompanying consolidated financial statements, outstanding on June 30, 1994 decreased to 29,674,464 from 30,089,898 for primary earnings per share. This decrease is the result of the repurchase by the Company, prior to the stock split, of 342,700 shares of Class A Common Stock. Primary and fully diluted earnings per share were $1.38 for the period ended June 30, 1994 compared to $1.16 before unusual charges and the cumulative effect of the change in accounting method for the period June 30, 1993.

Results of Operations
Fiscal Year Ended June 30, 1993 Compared to
Fiscal Year Ended June 30, 1992

    Net sales increased $41,988,000 (9.9%) to $465,796,000. This increase was attributable exclusively to the inclusion of the net sales of acquired companies, including the net sales of Intermes, S.p.A. ("Intermes") acquired in November 1992, Henry Pratt Company ("Pratt") acquired in September 1991,
Waletzko Armaturen GmbH ("Waletzko") acquired in July 1992, Edward Barber Company (EBCO) acquired in May 1993, and Rockford Valve Company ("Rockford") acquired in August 1992. Without the net sales of these acquired companies, net sales for fiscal year 1993 would have been equal to the net sales for fiscal year 1992. The Company had increased unit shipments of plumbing and heating valves, water flow control valves, and oil and gas valves. However, these increases were offset by decreased unit shipments of steam control valves to the Navy, and aerospace/military valves. The Company believes the reduction in Navy/military sales to be a long-term condition. The Company also believes that as long as the general economic environment remains at its current level, it will be difficult to achieve meaningful internal sales growth. The Company intends to maintain its strategy of seeking acquisition opportunities as well as developing its international sales to achieve growth.

    Gross profit increased $12,689,000 (7.9%) to $173,693,000 but decreased as a percentage of net sales from 38.0% to 37.3%. This decreased percentage was primarily attributable to decreased unit pricing in certain product lines due to competitive pricing pressure, decreased absorption of fixed manufacturing expenses resulting from lower production levels associated with decreased sales of steam control valves to the Navy, and a less favorable product mix.

    Selling, general and administrative expenses increased $22,092,000 (22.9%) to $118,550,000. This increase includes $7,000,000 of unusual charges; without these unusual charges the increase would have been $15,092,000 (15.6%). These unusual charges are related to environmental matters and costs associated with the downsizing and restructuring of certain acquired companies. The charges include approximately $2,000,000 relating to the resolution of environmental litigation arising under CERCLA (Comprehensive Environmental Response, Compensation, and Liability Act) involving a manufacturing facility sold in 1978, and clean-up costs relating principally to certain of the Company's foundry operations; a $3,000,000 accrual for estimated future environmental clean-up costs; and $2,000,000 relating to downsizing of certain previously acquired operations which have been negatively impacted by reduced military spending and to the consolidation and relocation of the operations of a previously acquired company. The balance of the increased expenses is due to the inclusion of expenses of Intermes and the other acquired companies discussed above, and increased international selling expenses. The Company from time to time is involved with environmental proceedings and incurs costs on an on-going basis related to environmental matters.

    Interest expense increased $1,273,000 (16.2%) to $9,152,000 due to the issuance on November 26, 1991 of $75,000,000 aggregate principal amount of the Company's 8-3/8% Notes Due 2003 and the inclusion of the interest expense of

Management's Discussion (cont'd.)

Intermes. These increases were partially offset by the conversion of $44,000,000 aggregate principal amount of the Company's 7-3/4% Convertible Subordinated Debentures Due 2014 into Class A Common Stock on or prior to March 15, 1992. Other expense increased $417,000 (50.2%) to $1,248,000 primarily due to the inclusion of the company's share of the net loss of a partially owned subsidiary of Intermes.

    Earnings before income taxes decreased $10,799,000 (18.0%) to $49,140,000. Net earnings before the change in accounting method decreased $6,219,000 (17.0%) to $30,406,000. If the Company had not incurred the $7,000,000 of unusual charges, net earnings before the change in accounting method would have decreased $1,880,000 (5.1%).

    Effective retroactively to July 1, 1992, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by FASB Statement No. 109, "Accounting for Income Taxes". The change is required for the Company's fiscal year beginning July 1, 1993 (fiscal 1994), however, the Company has elected early adoption of the new rules. As permitted under the new rules, prior years' financial statements were not restated. The cumulative effect of adopting Statement No. 109 as of July 1, 1992 is to decrease net earnings $3,132,000 or $.10 per share for the current fiscal year. The on-going effect of the net income tax rules is expected to decrease pre-tax income by approximately $100,000 per year because of increased depreciation expense as a result of Statement No. 109's requirement to report assets acquired in prior business combinations at their pre-tax amounts. The net deferred tax liabilities at June 30, 1993 will not be materially affected by the recently enacted federal corporate income tax rate increase.

   The change in foreign exchange rates since June 30, 1992 did not have a material impact on the results of operations or the financial condition of the Company.

    The weighted average number of common shares outstanding on June 30, 1993 increased to 30,089,898 from 28,325,552 for the period ended June 30, 1992 due to the conversion of the Company's 7-3/4% Convertible Subordinated Debentures Due 2014 described above. Primary earnings per share decreased to $.91 for the fiscal year ended June 30, 1993 from $1.29 for the fiscal year ended June 30, 1992. Fully diluted earnings per share decreased to $.91 from $1.27 for the same periods.

    The following table illustrates the reasons for the changes in fully diluted earnings per share:

                                                         Fiscal Year Ended
                                                             June 30,
                                                       -------------------
                                                        1993         1992
                                                       ------       ------
Earnings per share as reported.......................   $.91        $1.27
Change in accounting method..........................    .10
Impact of unusual charges............................    .15
                                                       -----        -----
                                                       $1.16        $1.27
                                                       =====        =====

Liquidity and Capital Resources

   During the fiscal year ended June 30, 1994, the Company repurchased 342,700 shares on a pre-split basis of its Class A Common Stock through open market repurchases for an aggregate purchase price of $12,064,000. The Company's repurchase program is now complete. In July, 1993, a subsidiary of the Company purchased Ancon Products, Inc. located in Scarborough, Ontario, Canada. Ancon manufactures a wide range of floor and roof drains, intercepters, backwater valves, yard hydrants, and stainless and carbon steel specialty products used primarily in commercial and industrial construction applications. In November, 1993, a subsidiary of the Company also purchased Enpoco Canada, Ltd., a manufacturer of drains located in Ontario, Canada. The aggregate purchase price for these acquisitions was U.S. $4,783,000. The Company also repaid $1,935,000 of debt acquired with one of the companies. The Company made contingent purchase price payments of $6,094,000 as part of the Intermes acquisition. The Company also spent $19,928,000 on capital expenditures, primarily manufacturing machinery and equipment. The Company is budgeting $27,000,000 of capital expenditures in the fiscal year ending June 30, 1995, as part of its commitment to continuously improve its manufacturing capabilities.

   Working capital at June 30, 1994 was $246,531,000 compared to $222,652,000 at June 30, 1993. Cash and short-term investments were $65,000,000 at June 30, 1994 compared to $83,135,000 at June 30, 1993. The ratio of current assets to current liabilities was 4.3 to 1 at June 30, 1994 compared to 3.8 to 1 at June 30, 1993. Debt as a percentage of total capital employed was 21.4% at June 30, 1994 compared to 23.7% at June 30, 1993.

   Subsequent to fiscal year end, on July 28, 1994, the Company purchased Jameco Industries, Inc. ("Jameco") of Wyandanch, New York, for a cash purchase price of $35,200,000. Jameco is a manufacturer of metal and plastic water supply products, including valves, tubular products and sink strainers that are sold primarily to residential construction and home repair and remodeling markets in the United States and overseas. Jameco had net sales of approximately $56,000,000 for the twelve months ended June 30, 1994.

   In August, 1994, the Company entered into a joint venture with a valve company in Tianjin, People's Republic of China. The Company will invest a total of $8,500,000 for a 60% interest in the joint venture during fiscal year 1995.

   In August, 1994, the Company acquired the Cryolab valve product line from SAES Pure Gas, Inc. for a total purchase price of approximately $890,000. Cryolab will be integrated into the existing cryogenic valve business at the Company's wholly-owned subsidiary, Circle Seal Controls of Corona, California.

   In order to support the Company's acquisition program, working capital requirements which would arise due to acquisitions, and for general corporate purposes, the Company received a five-year commitment for an unsecured line of credit for $125,000,000.

   The Company anticipates that available funds and those funds provided from current operations will be sufficient to meet current operating requirements and anticipated capital expenditures for at least the next 24 months.

Quarterly Information

                                                                                               Dividends
Fiscal Quarters                                  Market Price                                  Per Share
                                     1994                              1993                 1994       1993
                              --------------------             --------------------         ----       ----
                               High          Low                High       Low
First                         22-1/16       17-1/8             24-1/2      22               $.045     $.035
Second                        25-1/4        21-1/4             25-1/8      22                .045      .035
Third                         28-5/8        23-1/2             24-1/4      19-1/2            .055      .045
Fourth                        27            22-1/4             20-5/8      17-11/16          .055      .045
                                                                                            -----     -----
  Year                                                                                      $.20      $.16
                                                                                            =====     =====

Fifteen Year Financial Summary
(Amounts in thousands, except per share information)

Operating Data                                                     1994         1993        1992         1991        1990
  Net sales                                                      $518,541     $465,796     $423,808     $350,780    $291,861
- - ------------------------------------------------------------------------------------------------------------------------------------
  Gross profit                                                    196,205      173,693      161,004      134,790     115,167
- - ------------------------------------------------------------------------------------------------------------------------------------
    % of net sales                                                   37.8         37.3         38.0         38.4        39.5
- - ------------------------------------------------------------------------------------------------------------------------------------
  Selling, general and administrative expenses                    121,597      118,550       96,458       80,584      68,552
- - ------------------------------------------------------------------------------------------------------------------------------------
    % of net sales                                                   23.4         25.5         22.8         23.0        23.5
- - ------------------------------------------------------------------------------------------------------------------------------------
  Operating income                                                 74,608       55,143       64,546       54,206      46,615
- - ------------------------------------------------------------------------------------------------------------------------------------
    % of net sales                                                   14.4         11.8         15.2         15.5        16.0
- - ------------------------------------------------------------------------------------------------------------------------------------
  Earnings before income taxes                                     67,335       49,140       59,939       51,332      44,223
- - ------------------------------------------------------------------------------------------------------------------------------------
    % of net sales                                                   13.0        10.55         14.1         14.6        15.2
- - ------------------------------------------------------------------------------------------------------------------------------------
  Provision for income taxes                                       26,325       18,734       23,314       19,651      16,521
- - ------------------------------------------------------------------------------------------------------------------------------------
    % of earnings before income taxes                                39.1         38.1         38.9         38.2        37.4
- - ------------------------------------------------------------------------------------------------------------------------------------
  Net earnings                                                     41,010       27,274       36,625       31,681      27,702
- - ------------------------------------------------------------------------------------------------------------------------------------
    % of net sales                                                    7.9          5.9          8.6          9.0         9.5
- - ------------------------------------------------------------------------------------------------------------------------------------
  Net earnings before unusual charges & accounting change              --       34,745           --           --          --
- - ------------------------------------------------------------------------------------------------------------------------------------
    % of net earnings before unusual charges & accounting change       --          7.5           --           --          --
- - ------------------------------------------------------------------------------------------------------------------------------------

Investment Data
  Total assets                                                   $558,850     $535,675     $475,620     $353,223    $286,761
- - ------------------------------------------------------------------------------------------------------------------------------------
  Cash and short-term investments                                  65,000       83,135      108,877       76,049      42,031
- - ------------------------------------------------------------------------------------------------------------------------------------
  Current assets                                                  320,879      301,192      301,291      229,583     181,089
- - ------------------------------------------------------------------------------------------------------------------------------------
  Current ratio                                                  4.3 to 1     3.8 to 1     5.5 to 1     5.1 to 1    4.3 to 1
- - ------------------------------------------------------------------------------------------------------------------------------------
  Working capital                                                 246,531      222,652      246,355      184,796     138,640
- - ------------------------------------------------------------------------------------------------------------------------------------
  Capital expenditures                                             19,928       25,798       18,054       14,101      17,788
- - ------------------------------------------------------------------------------------------------------------------------------------
  Depreciation and amortization expense                            22,393       20,560       17,630       13,581      11,561
- - ------------------------------------------------------------------------------------------------------------------------------------
  Net property, plant and equipment                               136,249      134,261      105,373       90,309      80,290
- - ------------------------------------------------------------------------------------------------------------------------------------
  Capital employed:
- - -------------------
    Total debt                                                     98,620      103,834       96,564       66,209      71,100
- - ------------------------------------------------------------------------------------------------------------------------------------
    Stockholders' equity                                          361,551      335,120      314,893      235,715     170,775
- - ------------------------------------------------------------------------------------------------------------------------------------
    Capital employed                                              460,171      438,954      411,457      301,924     241,875
- - ------------------------------------------------------------------------------------------------------------------------------------
  Debt as a % of capital employed                                    21.4         23.7         23.5         21.9        29.4
- - ------------------------------------------------------------------------------------------------------------------------------------

Return on Investment Data
  Return on average stockholders' investment less
    ending cash and short-term investments - %                       14.2         10.5         17.5         20.1        20.8
- - ------------------------------------------------------------------------------------------------------------------------------------
  Return on average stockholders' investment - %                     11.8          8.4         13.7         15.8        17.6
- - ------------------------------------------------------------------------------------------------------------------------------------

Per Share Data
  Net earnings - Fully diluted/Before unusual charges &
    accounting change                                              $1.38      $.91/1.16       $1.27        $1.18       $1.06
- - ------------------------------------------------------------------------------------------------------------------------------------
  Common cash dividends paid                                         .20           .16          .13          .11         .09
- - ------------------------------------------------------------------------------------------------------------------------------------
  Ending stockholders' equity                                      12.18         11.14        11.12         9.03        6.72
- - ------------------------------------------------------------------------------------------------------------------------------------
  Weighted average shares outstanding - Fully diluted             29,717        30,098       30,080       28,707      27,955
- - ------------------------------------------------------------------------------------------------------------------------------------

                     Please refer to acquisition history on page 28.
26


Operating Data                                                         1989         1988         1987        1986          1985
  Net sales                                                        $223,871     $181,353    $145,561     $137,004     $124,372
- - ------------------------------------------------------------------------------------------------------------------------------------
  Gross profit                                                       86,612       72,628      59,641       54,650       48,384
- - ------------------------------------------------------------------------------------------------------------------------------------
    % of net sales                                                     38.7         40.0        41.0         39.9         38.9
- - ------------------------------------------------------------------------------------------------------------------------------------
  Selling, general and administrative expenses                       48,483       40,502      31,608       30,606       26,948
- - ------------------------------------------------------------------------------------------------------------------------------------
    % of net sales                                                     21.7         22.3        21.7         22.3         21.7
- - ------------------------------------------------------------------------------------------------------------------------------------
  Operating income                                                   38,129       32,126      28,033       24,044       21,436
- - ------------------------------------------------------------------------------------------------------------------------------------
    % of net sales                                                     17.0         17.7        19.3         17.5         17.2
- - ------------------------------------------------------------------------------------------------------------------------------------
  Earnings before income taxes                                       37,758       31,058      27,611       24,197       21,732
- - ------------------------------------------------------------------------------------------------------------------------------------
    % of net sales                                                     16.9         17.1        19.0         17.7         17.5
- - ------------------------------------------------------------------------------------------------------------------------------------
  Provision for income taxes                                         14,743       12,133      13,306       11,427       10,312
- - ------------------------------------------------------------------------------------------------------------------------------------
    % of earnings before income taxes                                  39.0         39.1        48.2         47.2         47.5
- - ------------------------------------------------------------------------------------------------------------------------------------
  Net earnings                                                       23,015       18,925      14,305       12,770       11,420
- - ------------------------------------------------------------------------------------------------------------------------------------
    % of net sales                                                     10.3         10.4         9.8          9.3          9.2
- - ------------------------------------------------------------------------------------------------------------------------------------
  Net earnings before unusual charges & accounting change                --           --          --           --           --
- - ------------------------------------------------------------------------------------------------------------------------------------
    % of net earnings before unusual charges & accounting change         --           --          --           --           --
- - ------------------------------------------------------------------------------------------------------------------------------------

Investment Data
  Total assets                                                     $246,821     $176,760    $148,241     $115,337     $103,829
- - ------------------------------------------------------------------------------------------------------------------------------------
  Cash and short-term investments                                    79,099       40,405      41,905       16,735       11,905
- - ------------------------------------------------------------------------------------------------------------------------------------
  Current assets                                                    175,333      118,925      99,542       71,590       65,124
- - ------------------------------------------------------------------------------------------------------------------------------------
  Current ratio                                                    5.8 to 1     5.1 to 1    6.6 to 1     5.6 to 1     3.7 to 1
- - ------------------------------------------------------------------------------------------------------------------------------------
  Working capital                                                   145,300       95,734      84,345       58,831       47,636
- - ------------------------------------------------------------------------------------------------------------------------------------
  Capital expenditures                                               12,257       10,704       7,127       11,688        9,840
- - ------------------------------------------------------------------------------------------------------------------------------------
  Depreciation and amortization expense                               8,807        6,793       5,399        4,356        3,261
- - ------------------------------------------------------------------------------------------------------------------------------------
  Net property, plant and equipment                                  59,225       52,877      44,793       38,659       31,496
- - ------------------------------------------------------------------------------------------------------------------------------------
  Capital employed:
- - -------------------
    Total debt                                                       67,165       24,448      23,045       23,611       21,582
- - ------------------------------------------------------------------------------------------------------------------------------------
    Stockholders' equity                                            143,714      122,944     104,982       75,813       64,052
- - ------------------------------------------------------------------------------------------------------------------------------------
    Capital employed                                                210,879      147,392     128,027       99,424       85,634
- - ------------------------------------------------------------------------------------------------------------------------------------
  Debt as a % of capital employed                                      31.9         16.6        18.0         23.7         25.2
- - ------------------------------------------------------------------------------------------------------------------------------------

Return on Investment Data
  Return on average stockholders' investment less
    ending cash and short-term investments - %                         21.9         23.1        21.0         21.7         24.5
- - ------------------------------------------------------------------------------------------------------------------------------------
  Return on average stockholders' investment - %                       17.3         16.6        15.8         18.3         19.4
- - ------------------------------------------------------------------------------------------------------------------------------------

Per Share Data
  Net earnings - Fully diluted/Before unusual charges &
    accounting change                                                 $ .91        $ .75       $ .58        $ .56        $ .50
- - ------------------------------------------------------------------------------------------------------------------------------------
  Common cash dividends paid                                            .07          .05         .03          .04          .02
- - ------------------------------------------------------------------------------------------------------------------------------------
  Ending stockholders' equity                                          5.69         4.88        4.23         3.31         2.80
- - ------------------------------------------------------------------------------------------------------------------------------------
  Weighted average shares outstanding - Fully diluted                25,922       25,186      24,816       22,896       22,870
- - ------------------------------------------------------------------------------------------------------------------------------------

Operating Data                                                        1984        1983        1982        1981         1980
  Net sales                                                        $102,551     $77,211     $71,626     $66,023     $54,777
- - ------------------------------------------------------------------------------------------------------------------------------------
  Gross profit                                                       39,912      30,608      25,253      21,734      16,668
- - ------------------------------------------------------------------------------------------------------------------------------------
    % of net sales                                                     38.9        39.6        35.3        32.9        30.4
- - ------------------------------------------------------------------------------------------------------------------------------------
  Selling, general and administrative expenses                       22,517      17,732      14,469      11,838      10,442
- - ------------------------------------------------------------------------------------------------------------------------------------
    % of net sales                                                     22.0        23.0        20.2        17.9        19.1
- - ------------------------------------------------------------------------------------------------------------------------------------
  Operating income                                                   17,395      12,876      10,784       9,896       6,226
- - ------------------------------------------------------------------------------------------------------------------------------------
    % of net sales                                                     17.0        16.7        15.1        15.0        11.4
- - ------------------------------------------------------------------------------------------------------------------------------------
  Earnings before income taxes                                       17,818      13,226      11,283       9,919       6,216
- - ------------------------------------------------------------------------------------------------------------------------------------
    % of net sales                                                     17.4        17.1        15.8        15.0        11.3
- - ------------------------------------------------------------------------------------------------------------------------------------
  Provision for income taxes                                          8,306       5,975       4,895       4,765       3,024
- - ------------------------------------------------------------------------------------------------------------------------------------
    % of earnings before income taxes                                  46.6        45.2        43.4        48.0        48.6
- - ------------------------------------------------------------------------------------------------------------------------------------
  Net earnings                                                        9,512       7,251       6,388       5,154       3,192
- - ------------------------------------------------------------------------------------------------------------------------------------
    % of net sales                                                      9.3         9.4         8.9         7.8         5.8
- - ------------------------------------------------------------------------------------------------------------------------------------
  Net earnings before unusual charges & accounting change                --          --          --          --          --
- - ------------------------------------------------------------------------------------------------------------------------------------
    % of net earnings before unusual charges & accounting change         --          --          --          --          --
- - ------------------------------------------------------------------------------------------------------------------------------------

Investment Data
  Total assets                                                      $80,745     $67,369     $58,150     $49,756     $34,476
- - ------------------------------------------------------------------------------------------------------------------------------------
  Cash and short-term investments                                    18,966      11,772      13,319       4,020       2,819
- - ------------------------------------------------------------------------------------------------------------------------------------
  Current assets                                                     60,671      50,092      43,332      35,407      24,026
- - ------------------------------------------------------------------------------------------------------------------------------------
  Current ratio                                                    3.8 to 1    4.3 to 1    4.1 to 1    2.8 to 1    4.5 to 1
- - ------------------------------------------------------------------------------------------------------------------------------------
  Working capital                                                    44,701      38,521      32,659      22,948      18,694
- - ------------------------------------------------------------------------------------------------------------------------------------
  Capital expenditures                                                5,081       5,670       1,483       2,100       2,229
- - ------------------------------------------------------------------------------------------------------------------------------------
  Depreciation and amortization expense                               2,357       1,954       1,710       1,779         924
- - ------------------------------------------------------------------------------------------------------------------------------------
  Net property, plant and equipment                                  19,582      16,956      13,419      13,647       7,635
- - ------------------------------------------------------------------------------------------------------------------------------------
  Capital employed:
- - -------------------
    Total debt                                                        9,707      10,145       9,249       6,215       4,009
- - ------------------------------------------------------------------------------------------------------------------------------------
    Stockholders' equity                                             53,475      44,622      37,393      31,255      25,537
- - ------------------------------------------------------------------------------------------------------------------------------------
    Capital employed                                                 63,182      54,767      46,642      37,470      29,546
- - ------------------------------------------------------------------------------------------------------------------------------------
  Debt as a % of capital employed                                      15.4        18.5        19.8        16.6        13.6
- - ------------------------------------------------------------------------------------------------------------------------------------

Return on Investment Data
  Return on average stockholders' investment less
    ending cash and short-term investments - %                         25.9        22.9        22.1        19.3        14.4
- - ------------------------------------------------------------------------------------------------------------------------------------
  Return on average stockholders' investment - %                       19.4        17.7        18.6        17.9        13.3
- - ------------------------------------------------------------------------------------------------------------------------------------

Per Share Data
  Net earnings - Fully diluted/Before unusual charges &
    accounting change                                                 $ .42       $ .32       $ .26       $ .21       $ .15
- - ------------------------------------------------------------------------------------------------------------------------------------
  Common cash dividends paid                                             --          --         .01          --          --
- - ------------------------------------------------------------------------------------------------------------------------------------
  Ending stockholders' equity                                          2.34        1.95        1.55        1.30        1.22
- - ------------------------------------------------------------------------------------------------------------------------------------
  Weighted average shares outstanding - Fully diluted                22,860      22,860      24,110      24,122      20,890
- - ------------------------------------------------------------------------------------------------------------------------------------

Acquisitions (Fiscal Years)

1995-Tianjin Tanggu Watts Valve Company, Ltd.,
     Jameco Industries, Inc.,
     Cryolab

1994-Enpoco,
     LeHage Industries, Inc.

1993-Edward Barber & Company Ltd.,
     Intermes Group,
     Rockford Controls,
     Waletzko GmbH

1992-Contromatics,
     Henry Pratt Company

1991-Bailey,
     SFR-France,
     Circle Seal Controls

1990-Nicholson Steam Trap,
     Leslie Controls

1989-Eagle Valve Company,
     KF Industries,
     Taras Valve,
     Epps Mfg. Ltd.,
     A.S.M.E. Steam Pop Relief Valves

1988-Ocean B.V.,
     Flippen Float Valves

1987-Muesco Valve Company,
     Prier Frost-Proof Hydrants,
     James Jones Company

1985-Spence Engineering Company,
     Hale Oilfield Products

1874-Watts Regulator Company - Founded


                                                    A LEADER IN VALVE TECHNOLOGY
                                                                        WATTS(R)
                                                                INDUSTRIES, INC.
                                                                      SINCE 1874

(INSIDE BACK COVER)

Directors
Timothy P. Horne
Chairman of the Board,
President and
Chief Executive Officer
of the Corporation

David A. Bloss, Sr.
Executive Vice President
of the Corporation

Kenneth J. McAvoy
Chief Financial Officer,
Treasurer, Secretary
of the Corporation

Frederic B. Horne
Corporate Vice President
of the Corporation

Noah T. Herndon
Partner of Brown Brothers
Harriman & Company

Gordon W. Moran
President and Chief Executive
Officer
Hollingsworth & Vose Company

Wendy E. Lane
Chairman
Lane Holdings, Inc.

Daniel J. Murphy, III
Chairman
Northmark Bank


Corporate Officers
Timothy P. Horne
Chairman of the Board,
President and
Chief Executive Officer

David A. Bloss, Sr.
Executive Vice President

Kenneth J. McAvoy
Chief Financial Officer,
and Executive Vice President
of European Operations

Frederic B. Horne
Corporate Vice President

Suzanne M. Zabitchuck
Corporate Counsel and
Assistant Secretary

William C. McCartney
Vice President of
Finance and Controller

Robert T. McLaurin
Corporate Vice President
Asian Operations

Michael O. Fifer
Vice President
Corporate Development


Division Officers
Paul A. Lacourciere
Executive Vice President
Watts Regulator Company

Kevin R. Sweeney
Executive Vice President
Water Products Division

Ernest E. Elliott
Vice President
Water Products Division

Alfred S. Schommer
Group Vice President
Industrial and Oil & Gas

Edward G. Holtgraver
Group Vice President
Municipal Water

Charles S. Wolley
Group Vice President
Steam

Victor L. Pitt
President
Watts Industries (Canada) Inc.

Jean-Marc Sassier
Managing Director
Watts Industries Europe


Corporate Information

Executive Offices
 815 Chestnut Street
North Andover, MA 01845-6098
Tel. (508) 688-1811
Fax: (508) 688-5841

Registrar and Transfer Agent
The First National Bank of Boston
100 Federal Street
Boston, MA 02110

Counsel
Goodwin, Procter & Hoar
Exchange Place
Boston, MA 02109

Auditors
Ernst & Young
200 Clarendon Street
Boston, MA 02116

Annual Meeting
October 18, 1994
10:00 am
Andover Inn
Andover, MA

Stock Listing
National Market System
of NASDAQ
Ticker Symbol: WATTA

Form 10-K
Stockholders may obtain
without charge a copy of the
Company's most recent Annual
Report on Form 10-K filed
with the Securities and Exchange
Commission by writing to
Watts Industries, Inc.
Attn: Chief Financial Officer
815 Chestnut St.
North Andover, MA 01845-6098

(BACK COVER)

                                The Companies of
                             Watts Industries, Inc.


                               PLUMBING & HEATING

                Watts Regulator Company, Water Products Division
                               North Andover, MA

                         Watts Industries (Canada) Inc.
                          Woodbridge, Ontario, Canada

                      Watts SFR SA, Fressenneville, France

                          Intermes SpA, Caldaro, Italy

                         MTR GmbH, Gemmrigheim, Germany

               G.R.C. Controls S.A., Badalona (Barcelona), Spain

                     Jameco Industries, Inc., Wyandanch, NY


                                 WATER QUALITY

             Watts Regulator Company, Backflow Prevention Division
                               North Andover, MA

                   Watts Ocean B.V., AB Eerbeek, Netherlands


                                MUNICIPAL WATER

                        Henry Pratt Company, Aurora, IL

                       James Jones Company, El Monte, CA

                          Watts ACV, Inc., Houston, TX

                 Edward Barber & Company, Ltd., United Kingdom

                    Tianjin Tanggu Watts Valve Company, Ltd.
                      Tianjin, People's Republic of China


                                     STEAM

                        Leslie Controls, Inc., Tampa, FL

                  Spence Engineering Company, Inc., Walden, NY

                     Nicholson Steam Trap, Inc., Walden, NY

                     R.G. Laurence Company, Inc., Tampa, FL


                                   INDUSTRIAL

                    Watts Regulator Co, Industrial Division
                               North Andover, MA

                           Contromatics, Milford, NH

                     Circle Seal Controls, Inc., Corona, CA


                                   OIL & GAS

                     KF Industries, Inc., Oklahoma City, OK

                      Hale Oilfield Products, Houston, TX


(WATTS COMPANY LOGO)